 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Smith, B. Scott (Last) (First) (Middle) c/o Sonic Automotive, Inc. 5401 East Independence Blvd. (Street) Charlotte, NC 28212 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Sonic Automotive, Inc. sah 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/10/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A Common Stock	10/10/2002		C(1)		20,152	D	(1)	21,348	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Class B Common Stock	1-for-1	10/10/2002		C(2)		20,152		immed.	N/A	Class A Common Stock	20,152	(2)	976,402	D
Explanation of Responses:

(1) On October 10, 2002, Mr. Smith exchanged 20,152 shares of Sonic's Class A Common Stock beneficially owned by Mr. Smith for 20,152 shares of Sonic's Class B Common Stock beneficially owned by Egan Group, LLC (a member of the "Smith Group" as defined in Sonic's Charter). This transaction is being reported on Form 4 as a conversion exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) promulgated thereunder and related SEC guidance. On October 10, 2002, the closing price of Sonic Automotive, Inc.'s Class A Common Stock on the New York Stock Exchange was $15.09.
(2) On October 10, 2002, Mr. Smith exchanged 20,152 shares of Sonic's Class A Common Stock beneficially owned by Mr. Smith for 20,152 shares of Sonic's Class B Common Stock beneficially owned by Egan Group, LLC (a member of the "Smith Group" as defined in Sonic's Charter). This transaction is being reported on Form 4 as a conversion exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) promulgated thereunder and related SEC guidance. On October 10, 2002, the closing price of Sonic Automotive, Inc.'s Class A Common Stock on the New York Stock Exchange was $15.09.

By: /s/ B. Scott Smith 10/14/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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